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                                                                   Exhibit 10(f)



September 25, 2001

Mr. Douglas C. Saunders
3300 Highway No. 7
Suite 904
CONCORD ON L4K 4M3

Dear Doug:

                          Re: Termination of Employment

This letter will confirm the terms of our agreement concerning the termination of your employment with InterTAN, Inc. ("InterTAN") effective September 30, 2001 as a result of your decision to retire on that date. The terms of this letter fully satisfy the obligations of InterTAN under its letter agreement with you dated March 10, 1995 as amended by the letter dated March 15, 2000.

As stated above, your employment with InterTAN will terminate effective September 30, 2001. You agree to cooperate fully with InterTAN and its management in any transitional matters and agree to execute any further resignations or other documents that may be required to effect the termination of your employment.

In consideration of the termination of your employment, InterTAN will pay to you the sum of $285,000.00 (US), less required withholdings, on or about September 30, 2001. This payment is intended to be in full and final satisfaction of all of the obligations of InterTAN to you arising out of or in any way connected with your employment or the termination of your employment save and except for any obligations arising under the retirement agreement and consultancy agreement executed contemporaneously with this agreement and, in particular, is intended to be in full satisfaction of and in substitution for the obligations of InterTAN under the termination provisions of your employment agreement dated March 10, 1995.

Your participation in the Group RRSP and Stock Purchase Plan will cease effective September 30, 2001. You also acknowledge that, pursuant to the terms of the 1986 and 1996 Stock Option Plans, that only those options that are vested as at September 30, 2001 are subsequently exercisable by you and that such exercise period expires on September 30, 2002 in the case of grants designated as NSO's (Non-qualified Stock Options) and on December 31, 2001 in the case of grants designated as ISO's (Incentive Stock Options).




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Provided that the foregoing is agreeable to you, would you please sign and return the enclosed copy of the letter where indicated below.

Yours very truly,
InterTAN, Inc.

/s/ Brian E. Levy

by: Brian E. Levy
President & Chief Executive Officer

                                     *******


The undersigned, Douglas C. Saunders, for himself and his heirs, executors, successors and assigns, hereby accepts the foregoing payment in the amount of $285,000.00 (US) in full and final satisfaction of any debts, claims, actions, causes of action or demands whatsoever which he now has or may hereafter have arising out of or in any way connected with his employment by InterTAN, Inc. or the termination of such employment (save and except for obligations arising under the retirement agreement and consultancy agreement of even date). The undersigned further acknowledges that the payment of $285,000.00 (US) satisfies in full the obligations of InterTAN, Inc. under the employment agreement dated March 10, 1995, as amended, between the undersigned and InterTAN, Inc. and further satisfies any and all obligations of InterTAN, Inc. pursuant to the Employment Standards Act of Ontario or any other applicable statute or regulation.

Executed at Concord, Ontario on September 27, 2001.


    /s/ Jeffrey A. Losch                      /s/ Douglas C. Saunders
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Witness                                   Douglas C. Saunders